

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Dwight Witmer
Chief Executive Officer
L A M Y
201 Allen St.
Unit 10104
New York, NY 10002

> **Re: L A M Y**
> **Registration Statement on Form S-1**
> **Filed July 27, 2022**
> **File No. 333-266341**

Dear Mr. Witmer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please refer to the registration statement cover page. Please revise to include both the city and the state for your principal address. Refer to Item 503(b) of Regulation S-K.

2. We note your disclosure on page 20 that you intend to apply to list your common stock for quotation on the Over-the-Counter Bulletin Board using the trading symbol "LAMY," please revise your prospectus cover page to identify your intended trading symbol. Refer to Item 501(b)(4) of Regulation S-K.

3.   Please revise the table of contents so that it accurately contains the headings of the registration statement. As one example only, the "Use of Proceeds" section starting on page 11 does not appear in the table of contents. Refer to Item 502(a) of Regulation S-K.

Prospectus Summary, page 1

4.   We note your disclosure on page 2 that there is no source of revenue to cover your operating costs and to continue as a going concern. Please revise to disclose the dollar amount required to fund your operations for the next 12 months in the context of your limited cash resources. Additionally, please also revise the last paragraph to discuss your large note payable and total liabilities. In this regard, please clarify that you have both related-party loans and a large note payable outstanding.

Risk Factors
Risks Related to our Financial Condition, page 6

5.   We note your disclosure in the risk titled "L A M Y has not made any profit yet, and its ability to continue operating and developing its business is very dependent on its ability to raise the necessary funds" where you acknowledge there is doubt about your ability to continue as a going concern. Rather than include the statement in this risk factor, please add a new standalone risk factor to specifically address the fact that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Risks Related to the Issuers Products and Services, page 8

6.   We note your disclosure on page 16 that your business foresees developing a video game showing "the latest graphics and highly elaborate music and sound." However, we note that currently you have no employees with the relevant skills to produce such a game or soundtrack other than the "Video Game Development Agreement" included as Exhibit 10.1. Please disclose here the risks of not having and not being able to acquire an employee or contractor with the necessary skills to develop such a game.

Use of Proceeds, page 12

7.   We note your various plans of operation starting on page 23 and the various expense amounts and categories. We also note that the disclosed expense amounts and categories differ from this section and the disclosed use of proceeds. For example, we note additional amounts allocated to VR studio rent and additional office equipment. Please reconcile the two sections and revise as applicable.

Dilution of the Price Investor Pays for Its Shares, page 13

8.   Please provide dilution based on your net tangible book value, rather than on your book value, and show the amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered. Refer to Item 506 of Regulation S-K.

Interest of Named Experts and Counsel, page 15

9.   The name of the auditor is blank, please complete the name of the auditor. In this regard, we note that BF Borgers CPA PC issued your audit report and provided the required consent as Exhibit 23.1.

Management's Discussion and Analysis and Plan of Operations
Liquidity and Capital Resource, page 22

10.   We note your disclosure that your existing cash balances will not be sufficient to meet your working capital and capital expenditure needs for "any period of time."
Please disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources.

11.   We note that your planned primary business activity involves generating revenues from the educational website and the 3D video game that have not yet been developed. Please disclose the following:
• The nature, timing and estimated costs of the efforts necessary to complete the development;
• The costs incurred to date;
• The anticipated completion dates; and
• The period in which material net cash inflows are expected to commence.
Refer to Item 303(b)(1) of Regulation S-K.

Plan of Operations, page 24

12.   We note here and in the use of proceeds section that you envision four proceeds scenarios pending the amount raised in this offering. However, on page 25, you state that the maximum amount that can be raised - $120,000 - is only enough for a year. Please disclose clearly, if true, that the other three spending plans would be insufficient for your business to continue as a going concern for twelve months. Additionally, we note that the four funding scenarios here ($25,000, $50,000, $75,000 and $120,000) do not align with your funding scenarios in the use of proceeds section of $30,000, $60,000, $90,000 and $120,000. We also note that the amounts and expense categories do not match. Please revise and reconcile the sections as applicable.

13.   We note that the Video Game Development Agreement filed as Exhibit 10.1 details that you will be required to pay Emile Lawrence $2,000 per month starting in January of 2023. Additionally, we note that the Professional Engagement Agreement with TruePenny Property Consultants Ltd. details that you will be required to pay such consultant $44,000 per year. We also note that neither your use of proceeds section nor the various plans of operation factor in these expenses. Further, we note that these expenses exceed your available funds at the 25% and 50% funding scenarios. Please reconcile or advise.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 31

14.   In this section, please de-aggregate the "loan from a related party" from the "note payable from a related party." In addition, please also include the material terms for each of these items. Refer to Item 404(d) of Regulation S-K. Further, please file the applicable agreements as exhibits. In this regard, we note that you have only filed the Loan Agreement and Promissory Note with respect to the $10,000 loan as Exhibit 10.6.

Statements of Cash Flows, page F-6

15.   Please tell us the basis for presenting proceeds from notes payable- related party and others as financing cash in-flows, rather than as non-cash transactions. We note that on page F-10, you state that $15,100 loan was provided in exchange for assets. We also note that you incurred $29,000 in debt for the acquisition of the intangible assets.

Note 7- Related Party Transactions, page F-10

16.   Please disclose the significant terms of the related party notes and the $29,000 note payable you incurred in the acquisition of the intangible assets. Refer to Rule 5-02(22) of Regulation S-X. In addition, revise your disclosure to comply with ASC 470-10-50-1.

General

17.   Please disclose your payment obligations under the video game development agreement. Refer to Rule 5-02(25) of Regulation S-X.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Keira Nakada at 202-551-3659 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

Dwight Witmer
L A M Y
August 24, 2022
Page 5

cc: Robert Zepfel